LIGHTNING EMOTORS, INC.
815 14th Street SW, Suite A100
Loveland, Colorado 80537
(800) 223-0740

August 19, 2022

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Gregory Herbers

Re:    Lightning eMotors, Inc.
Registration Statement on Form S-3
Filed August 10, 2022
File No. 333-266736

Acceleration Request
Requested Date: August 24, 2022
Requested Time: 4:30 P.M. Eastern time

Dear Mr. Herbers:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightning eMotors, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on August 24, 2022, or as soon thereafter as practicable. The Company respectfully requests that you notify Mr. John Wolfel of Foley & Lardner LLP of such effectiveness by a telephone call to (904) 359-8778.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,
/s/ Timothy Reeser
Timothy Reeser
Chief Executive Officer and President

cc: Michael B. Kirwan, John J. Wolfel of Foley Lardner, LLP